

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Hans S. Weger
Chief Financial Officer
LaSalle Hotel Properties
3 Bethesda Metro Center
Suite 1200
Bethesda, MD 20814

> **Re:** **LaSalle Hotel Properties**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 25, 2010**
> **Definitive Proxy Statement**
> **Filed March 11, 2010**
> **File No. 001-14045**

Dear Mr. Weger:

We have reviewed your response letter dated October 12, 2010 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Investment in Hotel and Development Properties, page 23

1.   We note your responses to our prior comments two and three. Please provide us with a more comprehensive analysis supporting management's opinion that decreases in occupancy, ADR, and RevPAR from 2008 to 2009 and the temporary suspension of redevelopment activity on your 330 N. Wabash Avenue property are not indicators of impairment for your properties. Further, it appears that you have tested the recoverability of the 330 N. Wabash Avenue property and determined that the estimated recoverable value exceeded the carrying value. Based on your response, we understand that there would not be an impairment charge; however, in light of your determination that it was necessary to prepare an undiscounted cash flow analysis, please tell us how you determined that the temporary suspension of redevelopment activity is not an indicator of impairment. Please refer to paragraph 21 of ASC 360-10-35.

Schedule 14A filed March 11, 2010

General

2.   We note your response to comment 5 of our letter dated September 20, 2010. You state that the first full paragraph under the subheading "Compensation Committee" on page 9 responds to Item 404(b) of Regulation S-K. Your disclosure in this paragraph states that "the Compensation Committee is responsible for reviewing any transactions that involve potential conflicts of interest involving executive officers, trustees and their immediate family members." Item 404(b) of Regulation S-K requires a description of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K, which would include transactions with executive officers, trustees and greater than 5% security holders. If your Compensation Committee's responsibilities provide for such review, please tell us and confirm that you will revise your disclosure accordingly in future filings. Alternatively, please provide the disclosure called for by Item 404(b) of Regulation S-K. Please tell us what such disclosure would look like and confirm that you will include similar disclosure in future filings to address this issue.

Annual Cash Incentive Bonus, page 23
3.   We note your response to comment 10 of our letter dated September 20, 2010. In future
        filings, please disclose the <u>actual</u> MBOs for that year instead of just disclosing a list of
        possible goals. Please provide correspondence to us to illustrate the disclosure you will
        include in future filings to address these issues.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at
202-551-3629 if you have questions regarding comments on the financial statements and related
matters. Please contact Phil Rothenberg, Attorney Advisor, at 202-551-3466 or Sonia Barros,
Special Counsel, at 202-551-3655 with any other questions.

                                                Sincerely,

                                                Kevin Woody
                                                Branch Chief